SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 4)

FUNDTECH LTD.
(Name of Subject Company (Issuer))

CLAL INDUSTRIES AND INVESTMENTS LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
(Title of Class of Securities)

M47095100
(CUSIP Number of Class of Securities)

Sarit Hecht, Adv.
Clal Industries and Investments Ltd.
3 Azrieli Center, Triangular Tower, 45th Floor, Tel Aviv 67023, Israel
(972) 3-607-5795
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Daniel E. Wolf, Esq.	Oded Eran, Adv.
Skadden, Arps, Slate, Meagher & Flom LLP	Ido Zemach, Adv.
Four Times Square	Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
New York, New York 10036	2 Weizmann Street
Telephone: (212) 735-3000	Tel Aviv 64239, Israel
Telephone: (972) 3-608-9999

CALCULATION OF FILING FEE

$29,233,575	$1,148.88***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 2,338,686 ordinary shares of Fundtech Ltd. at a purchase price of $12.50 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. M47095100

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Clal Industries and Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,797,398
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,797,398
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,797,398
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14.	TYPE OF REPORTING PERSON * CO

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed by Clal Industries and Investments Ltd., an Israeli company (“Clal”), on March 5, 2008 with the Securities and Exchange Commission (as amended on March 10, 2008, March 17, 2008 and April 3, 2008, the “Schedule TO”) in connection with its offer to purchase up to 2,338,686 outstanding ordinary shares, nominal (par) value NIS 0.01 per share (the “Shares”), of Fundtech Ltd. (“Fundtech”), at $12.50 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated March 5, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 4 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11

        Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are respectively hereby amended and supplemented as follows:

        “On April 8, 2008, Clal issued a press announcing the completion of the Offer, the final results and proration factor for the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated March 5, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*

(a)(5)(A)	Text of Press Release issued by Clal on March 5, 2008.*

(a)(5)(B)	Form of Cover of `Mifrat' to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(D)	Form of Immediate Report to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(E)	Text of Press Release issued by Clal on April 3, 2008.*

(a)(5)(F)	Text of Press Release issued by Clal on April 8, 2008.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO.

**	English translation from Hebrew.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLAL INDUSTRIES AND INVESTMENTS LTD.
By: /s/ Gonen Bieber —————————————— Name: Gonen Bieber Title: VP Finance	By: /s/ Yehuda Ben Ezra —————————————— Name: Yehuda Ben Ezra Title: Comptroller

Dated: April 8, 2008

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated March 5, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*

(a)(5)(A)	Text of Press Release issued by Clal on March 5, 2008.*

(a)(5)(B)	Form of Cover of `Mifrat' to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(D)	Form of Immediate Report to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(E)	Text of Press Release issued by Clal on April 3, 2008.*

(a)(5)(F)	Text of Press Release issued by Clal on April 8, 2008.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO.

**	English translation from Hebrew.